SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Voltari Corporation

(formerly Motricity, Inc.)

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

92870X309

(CUSIP Number)

Jesse A. Lynn, Esq.

General Counsel

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92870X309

1	NAME OF REPORTING PERSON High River Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 92870X309

1	NAME OF REPORTING PERSON Hopper Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 92870X309

1	NAME OF REPORTING PERSON Koala Holding LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 92870X309

1	NAME OF REPORTING PERSON Koala Holding GP Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 92870X309

1	NAME OF REPORTING PERSON Barberry Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 92870X309

1	NAME OF REPORTING PERSON Starfire Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%*
14	TYPE OF REPORTING PERSON CO

*	See Items 3 and 4 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 92870X309

1	NAME OF REPORTING PERSON Voltari Merger Sub LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 92870X309

1	NAME OF REPORTING PERSON Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%*
14	TYPE OF REPORTING PERSON IN

*	See Items 3 and 4 of this Schedule 13D.

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2012, as previously amended by Amendment No. 1 to Schedule 13D, filed with the SEC on March 30, 2015, by Amendment No. 2 to Schedule 13D, filed with the SEC on August 7, 2015, by Amendment No. 3 to Schedule 13D, filed with the SEC on December 18, 2017, by Amendment No. 4 to the Schedule 13D, filed with the SEC on December 7, 2018, by Amendment No. 5 to the Schedule 13D, filed with the SEC on February 19, 2019, by Amendment No. 6 to the Schedule 13D, filed with the SEC on February 25, 2019, by Amendment No. 7 to the Schedule 13D, filed with the SEC on March 5, 2019, and by Amendment No. 8 to the Schedule 13D, filed with the SEC on March 25, 2019 (collectively, the “Schedule 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”) issued by Voltari Corporation (formerly Motricity, Inc.), a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

As more fully described in Item 4 hereof, on September 24, 2019, the merger of Merger Sub with and into the Issuer was consummated, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Starfire (the “Merger”). The aggregate consideration paid in connection with the Merger was approximately $5,082,979, which consideration was funded with cash on hand from Starfire.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 24, 2019, the Issuer held a special meeting of its stockholders (the “Special Meeting”) to approve a proposal to adopt the previously disclosed Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Merger Sub and Starfire. At the Special Meeting, the proposal to adopt the Merger Agreement was approved by the affirmative vote of both (i) the holders of a majority of the outstanding shares of Common Stock entitled to vote on the adoption of the Merger Agreement and (ii) the holders of a majority of the outstanding shares of Common Stock entitled to vote on the adoption of the Merger Agreement that were not beneficially owned by Starfire, Merger Sub or their affiliates. Later that day, on September 24, 2019, pursuant to the terms of the Merger Agreement, the Merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving entity after the Merger, was consummated. As a result of the Merger, the Issuer is now a wholly-owned subsidiary of Starfire.

At the effective time of the Merger (the “Effective Time”), (a) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than issued and outstanding shares of Common Stock that are owned by (i) Starfire, Merger Sub or any of their respective subsidiaries or affiliates other than the Issuer, (ii) the Issuer as treasury stock or any of its subsidiaries or (iii) stockholders that have perfected and not effectively withdrawn or lost their appraisal rights under Delaware law) was converted into the right to receive $0.86 per share of Common Stock, without interest, less any applicable withholding taxes, and (b) each share of the Issuer’s 13% Redeemable Series J Preferred Stock, par value $0.001 per share (the “Series J Preferred”), issued and outstanding immediately prior to the Effective Time (other than issued and outstanding shares of Series J Preferred that are owned by (i) Starfire, Merger Sub or any of their respective subsidiaries or affiliates other than the Issuer, (ii) the Issuer as treasury stock or any of its subsidiaries or (iii) stockholders that have perfected and not effectively withdrawn or lost their appraisal rights under Delaware law) was converted into the right to receive $62.06 per share in cash, without interest, which reflects the Redemption Price (as defined in Section 11(i) of Exhibit A to the Issuer’s certificate of incorporation, including all amendments thereto, in effect prior to the Effective Time). At the Effective Time, each share of Common Stock and each share of Series J Preferred was automatically cancelled and ceased to exist.

In addition, as of the Effective Time, pursuant to the terms of the Merger Agreement, the articles of incorporation and bylaws of the Issuer were amended and restated; all members of the board of directors of the Issuer and all officers of the Issuer resigned from their respective positions; and the members of the board of managers of Merger Sub immediately prior to the Effective Time became members of the board of directors of the Issuer and the officers of Merger Sub immediately prior to the Effective Time became the officers of the Issuer.

In connection with the consummation of the Merger, the shares of Common Stock are no longer quoted on the OTCQB, effective as of market close on September 24, 2019.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) Following the Effective Time of the Merger, Starfire and Mr. Icahn are deemed to beneficially own one share of Common Stock, representing 100.0% of the Issuer’s outstanding Common Stock. As of the Effective Time, all shares of Series J Preferred held by the Reporting Persons were cancelled; as such, the Reporting Persons hold zero shares of Series J Preferred.

(b) Starfire has sole voting power and sole dispositive power with regard to one share of Common Stock. Mr. Icahn has shared voting power and shared dispositive power with regard to such securities. Mr. Icahn, by virtue of his relationship to Starfire, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the securities which Starfire directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

(c) The information set forth in Items 3 and 4 above is incorporated herein by reference in its entirety. At the Effective Time, all outstanding shares of Common Stock and Series J Preferred were cancelled, and the Issuer issued one share of Common Stock to Starfire.

In addition, on August 1, 2019, in anticipation of the Merger, each of High River and Koala transferred all shares of Common Stock and Series J Preferred directly owned by each entity, an aggregate of 4,739,620 shares of Common Stock and 1,147,388 shares of Series J Preferred, to Starfire.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) As of August 1, 2019, as a result of the transfer described in Item 5(c), each of Barberry, High River, Hopper, Koala and Koala GP ceased to be the beneficial owner of more than 5% of the Shares of the Issuer.

*****

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2019

HIGH RIVER LIMITED PARTNERSHIP

By: Hopper Investments LLC, general partner

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

HOPPER INVESTMENTS LLC

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

BARBERRY CORP.

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING LP
By: Koala Holding GP Corp.

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING GP CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

STARFIRE HOLDING CORPORATION

By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Secretary

VOLTARI MERGER SUB LLC

By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Secretary

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page to Amendment No. 9 to Schedule 13D – Voltari Corporation]